EXHIBIT 99.1

Aptose Biosciences Announces Results of Annual Meeting of Shareholders

SAN DIEGO and TORONTO, June 06, 2017 (GLOBE NEWSWIRE) -- Aptose Biosciences Inc. (“Aptose” or the “Company”) (NASDAQ:APTO) (TSX:APS), a clinical-stage company developing highly differentiated therapeutics that target the underlying mechanisms of cancer, today announced the voting results from the Company’s annual meeting of shareholders held today, June 6, 2017 (the “Meeting”).

The Company is pleased to announce that all of the nominees listed in the management proxy circular dated April 18, 2017 were elected as directors.  Each of the directors was elected with greater than 94% of the votes cast by shareholders present at the Meeting or represented by proxy. The results of the vote are detailed below:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes
				Withheld
Dr. Denis Burger	4,942,137	94.88	266,640	5.12
Dr. Erich Platzer	4,942,126	94.88	266,651	5.12
Dr. William G. Rice	4,939,458	94.83	269,319	5.17
Dr. Bradley Thompson	4,931,745	94.68	277,032	5.32
Dr. Mark D. Vincent	4,943,710	94.91	265,067	5.09
Warren Whitehead	4,944,586	94.93	264,191	5.07

Aptose shareholders also voted to re-appoint KPMG LLP as auditor of the Company.

A total of 26.2% of the issued and outstanding common shares of the Company were represented in person and by proxy at the Meeting.

During the Annual Meeting of Shareholders, the Company also provided a corporate update on CG’806 and APTO-253. Data for CG’806 as a first-in-class pan-FLT3/BTK inhibitor were presented in two poster presentations last month at the 2017 AACR Hematologic Malignancies meeting held in Boston. In a study conducted at The University of Texas MD Anderson Cancer Center, CG’806 demonstrated superior potency against AML cells driven by various mutant forms of FLT3 relative to competitive agents, and achieved complete elimination of AML FLT3-ITD tumors in the absence of toxicity in a murine model. A second poster highlighted studies conducted at Oregon Health & Science University (OHSU) that demonstrated the ability of CG’806 to potently kill primary malignant cells in samples from patients with various hematologic malignancies including AML, CLL and others. The posters can be viewed at the Publications & Presentations section of the Aptose website here.  As noted previously, Aptose has continued formal studies on APTO-253 in an effort to define the root cause of recent manufacturing setbacks related to the intravenous formulation, and to restore the molecule to a state supporting clinical development and potential partnering. APTO-253 inhibits expression of the c-Myc oncogene, which highlights the rationale to develop the molecule as a potential treatment for AML.

Please refer to the Company’s management proxy circular available on SEDAR at www.sedar.com or EDGAR https://www.sec.gov/edgar.shtml for more details on the matters covered at the Meeting.  Final voting results on all matters voted on at the Meeting will also be filed on SEDAR and EDGAR.

About Aptose

Aptose Biosciences is a clinical-stage biotechnology company committed to developing personalized therapies addressing unmet medical needs in oncology. Aptose is advancing new therapeutics focused on novel cellular targets on the leading edge of cancer. The Company's small molecule cancer therapeutics pipeline includes products designed to provide single agent efficacy and to enhance the efficacy of other anti-cancer therapies and regimens without overlapping toxicities. For further information, please visit www.aptose.com.

For further information, please contact:

Aptose Biosciences
Greg Chow, CFO
647-479-9828
gchow@aptose.com

SMP Communications
Susan Pietropaolo
201-923-2049
susan@smpcommunications.com